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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-65151

SEC RECEIVED PROCESSING FEB 28 2003 WASH. D.C. 181 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Heritage Asset Advisors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5100 Poplar Avenue, Suite 2121
(No. and Street)

Memphis (City) TN (State) 38137 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles A. Goldgeier (404) 419 0108
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name — *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350, Atlanta, GA 30339
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

T3/12

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles A. Goldgeier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heritage Asset Advisors, LLC, as of December 31, 2002, ~~19~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Charles A. Goldgeier
Signature

Chief Financial Officer
Title
Fin/op

Gayle P. Hale
Notary Public

GAYLE P. HALE
MY COMMISSION EXPIRES
SEPT. 16 2006
NOTARY PUBLIC

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT AUDITORS

To the Member
Heritage Asset Advisors, LLC:

We have audited the accompanying statement of financial condition of Heritage Asset Advisors, LLC (a wholly-owned subsidiary of Heritage Capital Advisors, LLC), as of December 31, 2002 and the related statements of operations, changes in member equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heritage Asset Advisors, LLC as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rubio CPA, PC

RUBIO CPA, PC

February 18, 2003
Atlanta, Georgia

HERITAGE ASSET ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

		2002
Cash and cash equivalents	$	448,164
Receivable from clearing broker-dealer		3,332
Furniture and office equipment, net of accumulated depreciation of $32,980		105,006
Deposit with clearing broker		50,000
Advances to related companies		226,696
Other assets		44,640
Total assets	$	877,838

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	29,745
Accrued bonuses		205,032
Total liabilities		234,777
MEMBER EQUITY		643,061
Total liabilities and member's equity	$	877,838

The accompanying notes are an integral part of these financial statements.

HERITAGE ASSET ADVISORS, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2002

		2002
REVENUES		
Investment banking	$	1,279,000
Commissions and fees		73,716
Other		2,205
		1,354,921
GENERAL AND ADMINISTRATIVE EXPENSES		
Employee compensation and benefits		1,406,160
Regulatory licenses and fees		15,398
Communications and information services		87,015
Occupancy		143,233
Other operating expenses		479,017
		2,130,823
NET LOSS	$	(775,902)

The accompanying notes are an integral part of these financial statements.

HERITAGE ASSET ADVISORS, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002

		2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$	(775,902)
Noncash items included in net income:		
Depreciation and amortization		32,980
Changes in operating assets and liabilities:		
Increase in accounts receivable		(3,332)
Increase in payables and accrued expenses		232,151
Decrease in other assets		3,813
Deposit with clearing broker-dealer		(50,000)
NET CASH USED BY OPERATING ACTIVITIES		(560,290)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Increase in advances to related parties		(226,496)
Decrease in advances from related parties		(127,524)
Purchases of property and equipment		(112,526
NET CASH USED BY INVESTING ACTIVITIES		(466,546)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		1,275,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		1,275,000
NET INCREASE IN CASH AND CASH EQUIVALENTS		248,164
CASH AND CASH EQUIVALENTS:		
Beginning of year		200,000
End of year	$	448,164

The accompanying notes are an integral part of these financial statements.

HERITAGE ASSET ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBER EQUITY
For the Year Ended December 31, 2002

Balance, January 1, 2002	$ 143,963
Capital contributions	1,275,000
Net loss	(775,902)
Balance, December 31, 2002	$ 643,061

The accompanying notes are an integral part of these financial statements.

HERITAGE ASSET ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations: Heritage Asset Advisors, LLC is a wholly-owned subsidiary of Heritage Capital Advisors, LLC (the Parent), operating in Georgia and Tennessee as a Securities and Exchange Commission (SEC) registered broker-dealer and a member of the National Association of Securities Dealers, Inc. (NASD). The Company has an agreement (Clearing Agreement) with a clearing broker to clear securities transactions, carry customer accounts on a fully disclosed basis, and perform certain record keeping functions. The Company is primarily engaged in retail brokerage services and investment banking.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

Investment Banking: Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: The Company is a limited liability company that is taxed as a partnership. The income or losses of the Company flow through to its owner. Therefore, no income tax effects are reflected in the accompanying financial statements.

HERITAGE ASSET ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE B – NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $256,566 which was $206,566 in excess of its required net capital of $50,000 and the ratio of aggregate indebtedness to net capital was .92 to 1.0.

NOTE C – OFF BALANCE SHEET RISK

In the normal course of business, the Company executes securities transactions for its own account and the accounts of its customers. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE D – RELATED PARTIES

The Company has receivables and payables to its Parent and other subsidiaries of the Parent arising in the normal course of business. The Parent is the obligator under leases for office space in Georgia and Tennessee. During 2002, the Company paid approximately $143,000 in rent expense to the landlords of the Parent which was all of the Parent's obligations under these leases. The Parent is the general partner in a limited partnership which holds investments for some of the Company's employees and advisory directors.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE E – PROFIT SHARING PLAN

The Company has a discretionary, contributory profit sharing plan covering substantially all employees. Under the plan, participants may elect to defer up to $10,500 of their annual compensation as contributions to the plan. Company contributions are made at the discretion of the management of the Company. The Company made no contribution to the plan for the year ended December 31, 2002.

HERITAGE ASSET ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE F – LITIGATION

At December 31, 2002, the Company's Parent is a defendant in a claim related to an investment banking transaction. The revenue from the transaction of $60,000 was received by and recorded by Heritage Asset Advisors, LLC who may be named as defendant upon completion of discovery. The customer seeks refund of the fee paid of $60,000 plus an additional $250,000 for lost business. Management believes that its losses, if any, from this matter will not have a material adverse effect on the Company's financial position and nothing has been accrued in the accompanying financial statements.

NOTE G – NET LOSS

The Company had a substantial loss in 2002 and was dependent upon capital contributions for working capital and net capital. Management believes that the Company will be able to continue to raise capital during 2003 upon which it may be reliant for its survival. Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

NOTE H – CONCENTRATIONS

During 2002, the Company earned approximately 29% of its investment banking revenues from a single customer.

SUPPLEMENTAL INFORMATION

SCHEDULE I
HERITAGE ASSET ADVISORS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2002

NET CAPITAL:

Total stockholder's equity	$ 643,061
Less non-allowable assets:	
Furniture and office equipment	(105,006)
Advances to related companies	(226,696)
Other assets	(47,970)
Net capital before haircuts	263,389
Less haircuts:	
Money market assets	6,823
Total haircuts	6,823
Net capital	256,566
Less required capital	(50,000)
Excess net capital	$ 206,566
Aggregate indebtedness	$ 234,777
Ratio of aggregate indebtedness to net capital	.92 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2002.

There was no difference between net capital as reported in Form X-17A-5 and net capital above.

HERITAGE ASSET ADVISORS, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption.

HERITAGE ASSET ADVISORS, LLC

SCHEDULE IV

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS AS OF DECEMBER 31, 2002

The Company does not maintain funds, regulated commodity futures and options accounts for customers.

SCHEDULE V

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS AND GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2002

The broker dealer is in compliance with the conditions for exemption.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Member
Heritage Asset Advisors, LLC

In planning and performing our audit of the financial statements of Heritage Asset Advisors, LLC for the year ended December 31, 2002, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Heritage Asset Advisors, LLC that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally

accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 18, 2003
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC